Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated March 15, 2021 (except for the exchange ratio as detailed in Note 12, as to which the date is September 21, 2021), with respect to the consolidated financial statements of Ensysce Biosciences, Inc. as of December 31, 2020 and 2019 and for the years then ended (which report includes an explanatory paragraph regarding the existence of substantial doubt about the Company’s ability to continue as a going concern), included in the Registration Statement and accompanying prospectus on Form S-1 (File No. 333-258609), as amended.

/s/ Mayer Hoffman McCann P.C.

San Diego, California
October 7, 2021